Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

March 14, 2025

VIA EDGAR

Re:	BlackRock Monticello Debt Real Estate Investment Trust

Amendment No. 1 to Registration Statement on Form 10-12G

Filed February 27, 2025

File No. 000-56720

Mr. Peter McPhun

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of BlackRock Monticello Debt Real Estate Investment Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form 10-12G (the “Registration Statement”). The Company has prepared Amendment No. 2 to respond to the Staff’s comments in its letter dated March 7, 2025, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Amended Registration Statement on Form 10

Allocation of Investment Opportunities, page 30

1.

We note your revisions in response to prior comment 3. Please clarify the reference to Blackrock’s Global Investment and Trading Allocation Policy and explain how this impacts the allocation of investments.

The Company has revised the disclosure on Page 30 in response to the Staff’s comments to clarify that, with respect to the Liquid Investments Portfolio, the BlackRock Advisor will make allocation decisions pursuant to its Global Investment and Trading Allocation Policy, pursuant to which the BlackRock Advisor will make allocation decisions having regard to such factors as investment objectives and guidelines, risk targets, existing portfolio characteristics, expected cash flows and available cash, and accounting for security-specific allocation procedures.

General

2.

The registration statement indicates on page 22 in the Investment Company Act Considerations section that you intend to “treat most types of CMBS, non-qualifying subordinated financing, and any debt or equity securities issued by companies primarily engaged in real estate businesses and securities issued by pass-through entities of which substantially all of the assets consist of

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	- 2 -	March 14, 2025

qualifying assets and/or real estate-related assets as Real Estate-Related Interests” (emphasis added). Please revise the disclosure to clarify that any such debt or equity securities treated as Real Estate-Related Interests will be debt or equity securities in companies primarily engaged in the business of purchasing mortgages or other interests in real estate, or advise.

The Company has revised the disclosure on Page 22 in response to the Staff’s comments.

* * * * * * *

Please do not hesitate to call me at (202) 636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

Cc:	U.S. Securities and Exchange Commission

Peter McPhun

Kristina Marrone

Ruairi Regan

Dorrie Yale

BlackRock Monticello Debt Real Estate Investment Trust

Robert Karnes, President

Alan G. Litt, Executive Vice President

Robert J. Weiss, Secretary, General Counsel